Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2006

Thomas J. Iacopelli
Chief Financial Officer
NYMAGIC, Inc.
919 Third Avenue
New York, NY 10022

> Re: **NYMAGIC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-11238**

Dear Mr. Iacopelli:

We have reviewed your October 13, 2006 response to our September 15, 2006 letter and have the following comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 40

1. It appears that you have not addressed our prior comment 1.b. If a policy exists for adjusting the liability for unpaid claims and claim adjustment expenses by management to an amount that is different than the amount determined by your actuaries, please provide the following to us in disclosure-type format:

    -   The amount of the adjustment for each period presented.

- The method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations.

- The underlying reasons that explain why management believes the adjustment was necessary.

Adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2. Please refer to your response to prior comment 1e. We continue to believe that disclosure regarding the potential variability in the most recent estimate of your loss reserve would be meaningful to investors. As previously requested, please discuss in disclosure-type format the reasonably likely changes in these key assumptions may have on reported results, financial position and liquidity. Since you evaluate loss reserves in three categories, it may be beneficial for you to provide separate disclosure for each category. If you cannot quantify the variability of reasonably likely changes in key assumptions for any of the three categories, please explain why.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant